

Jameen Willis • 2nd

Realtor/Author/Public Speaker

RE/MAX Preferred Group • Hondros College

Cincinnati, Ohio Area • 500+

Jameen is a Cincinnati, Ohio native. Growing up in a broken home, Jameen knows first hand about persevering through obstacles. As one who some considered a statistic, and an "at risk teen", he learned early to never give up. He went on to start a successful career in real estate at the tender age of 19.

Jameen has been a licensed Realtor and entrepreneur for over 13 years, with hundreds of satisfied clients. He is a entrepreneur at heart, with business interests in real estate, public speaking, and writing.

He found a passion for speaking and mentoring while serving 4 years as a Sunday school teacher and teen ministry leader. In October 2009, he started a young adults ministry called "The Gap" Ministries, that focused on reaching the 18-35 age group.

Jameen is a cutting edge public speaker. As a Cincinnati Youth Collaborative Mentor, he started a group mentoring program called Tomorrow's Kings, for at risk boys in grades 4-6. He regularly speaks at programs, conferences, and seminars throughout the year. He is a passionate teacher at heart, that loves to help others obtain their goals and maximize their potential.

Specialties: Spirituality, At Risk Teens, Group Mentoring, Young Adults, Life Application of Universal Principles and Life Skills

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Highlights



35 Mutual Connections
You and Jameen both know David Willbrand, J.R. Foster, and 33 others

Experience

Realtor
RE/MAX Preferred Group
Nov 2012 – Present • 5 yrs 5 mos
Cincinnati, Ohio Area

Public Speaker
Jameen Willis International
Oct 2009 – Present • 8 yrs 6 mos

Owner

Sales Consultant
Village Green
Feb 2012 – Jan 2014 • 2 yrs
Mills Run

Leasing Professional
Towne Properties
Aug 2010 – Dec 2010 • 5 mos
Cincinnati, Ohio Area

Education

Hondros College
Real Estate
1998 – 1998

Key Realty School
Broker Management, Nevada Law

Featured Skills & Endorsements

Real Estate · 64
Endorsed by **Sidney Warren (mutual connection)**
Endorsed by **4 of Jameen's colleagues at Towne Properties**

Public Speaking · 57
Endorsed by **Claude L. Dallas, Jr. and 5 others who are highly skilled at this**
Endorsed by **2 of Jameen's colleagues at Towne Properties**

Leadership · 46
Endorsed by **Dr. Anthony Hunter and 2 others who are highly skilled at this**
Endorsed by **3 of Jameen's colleagues at Towne Properties**

Jameen is also good at...

- **Entrepreneurship** · 28
- **Marketing** · 25
- **Investment Prop...** · 20
- **Consulting** · 17
- **Sales** · 16
- **Training** · 14
- **Relocation** · 11
- **Residential Homes** · 10
- **@Risk** · 9
- **Property Manag...** · 8
- **Sellers** · 6
- **Real Estate Tran...** · 5
- **Referrals** · 4
- **Young Adults** · 3
- **Short Sales** · 3
- **Motivational Spe...** · 2
- **Program Manage...** · 2
- **Writing** · 1
- **Rentals** · 1
- **Small Business** · 1
- **Property** · 12
- **Selling** · 2
- **Leasing** · 1
- **At Risk Teens** · 1

Young Adult Gro... · 1

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Recommendations

Received (5) Given (1)



Alan Dulin, MBA, PhD Student
Global Head of Solution Consulting at Oracle
April 24, 2015, Alan Dulin, worked with Jameen but at different companies

Jameen Willis has a passion to help people reach their full potential both personally and professionally. He also has a strong ethical framework that governs his actions. With a strong foundation rooted in faith, Jameen will always do what he can to help you accomplish your goals.



Terry Collins
Terry Collin
December 24, 2012, Terry worked with Jameen in different groups

Jameen is a very good Realtor and person. I would work with him again.

Michelle Hodge
Grievances & Appeals Analyst II at Anthem BCBS
November 18, 2012, Michelle was a client of Jameen's

Jameen was hired by my church to sell a property in a short amount of time. He worked quickly and expertly and had our property sold expediously and with no trouble. We told him what we were looking for, he gave us his recommendations, we came up with a game plan and he executed it perfectly. I would recommend him for all your real estate needs.



Christina Miller
Sr. Support at Roberts Paideia Academy
January 20, 2011, Christina was a client of Jameen's

I enjoyed working with Jameen. Personable and knowledgeable are the two words that come to mind. I have recommended him and will continue to do so when appropriate.



Jamese Willis
Accounts Payable Associate at The Potter's House
October 26, 2010, Jamese was a client of Jameen's

Jameen is a "must have" public speaker. His ability to think outside the box while creating a connection with his audience is outstanding! He is extremely professional and a joy to work with.

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